Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollar amounts in thousands)
Earnings:
Income from continuing operations before income taxes and equity in net income of joint venture	$21,727	$32,389	$21,925	$4,339	$23,460	$13,336	$35,340
Fixed charges	821	1,079	1,362	1,993	1,082	783	863
Amortization of capitalized interest	—	1	8	12	12	9	9
Cash distributions from equity investees	—	—	—	1,000	—	—	—
Less: Interest capitalized	7	36	20	—	—	—	—
Earnings available to cover fixed charges	$22,541	$33,433	$23,275	$7,344	$24,554	$14,128	$36,212
Fixed charges:
Interest charges (including capitalized interest)	$167	$64	$37	$843	$92	$40	$242
Amortization of capitalized expenses related to indebtedness	—	—	—	—	—	—	38
Estimated interest charges within rental expense	654	1,015	1,325	1,150	990	743	583
Total fixed charges	$821	$1,079	$1,362	$1,993	$1,082	$783	$863
Ratio of Earnings to Fixed Charges	27.46	30.99	17.09	3.68	22.69	18.04	41.96